Citigroup Global Markets Holdings Inc.	March 27, 2026 Medium-Term Senior Notes, Series N Pricing Supplement No. 2026-USNCH31029 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-293732 and No. 333-293732-02

Callable Fixed to Floating Rate Notes Linked Inversely to the 10-Year CMT Rate Due March 31, 2046

•	The notes mature on the maturity date specified below. We have the right to call the notes for mandatory redemption prior to maturity on a periodic basis on the redemption dates specified below. Unless previously redeemed, the notes will bear interest during each interest period (i) during the first year: at a fixed rate of 12.00% per annum and (ii) after the first year until maturity (the “floating rate period”): at a floating rate equal to (a) 54.00% minus (b) 10.00 times the 10-year CMT rate (as defined below) on the interest determination date for that interest period, subject to a minimum interest rate of 0.00% per annum and a maximum interest rate of 20.00% per annum. Interest payments on the notes will vary and may be paid at a rate as low as 0.00% per annum. During the floating rate period, the interest rate payable on the notes will be inversely related on a leveraged basis to the 10-year CMT rate, which means that the interest rate on the notes generally will benefit on a 10-to-1 basis from decreases in the 10-year CMT rate and will be adversely affected on a 10-to-1 basis by increases in the 10-year CMT rate.

•	The notes are designed for investors who seek fixed interest payments for the first year of the term of the notes and floating interest payments linked inversely to the 10-year CMT rate thereafter.

•	The notes are unsecured and unsubordinated debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

•	It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus. The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Stated principal amount:	$1,000 per note
Pricing date:	March 27, 2026
Original issue date:	March 31, 2026
Maturity date:	Unless earlier called by us, March 31, 2046. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.
10-year CMT rate:	On any date, the 10-year constant maturity Treasury (“CMT”) rate on that date, determined as set forth under “Additional Terms of the Notes” below. The 10-year CMT rate on any date is an indicative measure of the 10-year U.S. Treasury bond yield on that date, calculated as described under “Information About the 10-Year CMT Rate” below.
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:

• During each interest period from and including the original issue date to but excluding March 31, 2027, the notes will bear interest at a fixed rate of 12.00% per annum.

• During each interest period commencing on or after March 31, 2027, the notes will bear interest at a floating rate per annum equal to (i) 54.00% minus (ii) 10.00 times the 10-year CMT rate on the interest determination date for that interest period, subject to a minimum interest rate of 0.00% per annum and a maximum interest rate of 20.00% per annum for any interest period.

Interest period:	Each period from, and including, an interest payment date (or, in the case of the first interest period, the original issue date) to, but excluding, the next succeeding interest payment date
Interest determination date:	For each interest period during the floating rate period, the date that is five U.S. government securities business days preceding the interest payment date for such interest period
Interest payment dates:	Quarterly on the last day of each March, June, September and December, commencing June 2026, provided that if any such day is not a business day, the applicable interest payment will be made on the next succeeding business day with the same force and effect as if it had been made on that interest payment date. No additional interest will accrue as a result of delayed payment. Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date, which we refer to as a regular record date, except that the interest payment due at maturity or upon earlier redemption will be paid to the persons who hold the notes on the maturity date or earlier date of redemption, as applicable.
Day count convention:	30/360 Unadjusted. See “Determination of Interest Payments” in this pricing supplement.
Redemption:

Beginning on March 31, 2027, we have the right to call the notes for mandatory redemption, in whole and not in part, on any redemption date and pay to you 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

So long as the notes are represented by global securities and are held on behalf of The Depository Trust Company (“DTC”), redemption notices and other notices will be given by delivery to DTC. If the notes are no longer represented by global securities and are not held on behalf of DTC, redemption notices and other notices will be published in a leading daily newspaper in New York City, which is expected to be The Wall Street Journal.

Redemption dates:	The last day of each March, June, September and December beginning in March 2027, provided that if any such day is not a business day, the applicable redemption date will be the next succeeding business day. No additional interest will accrue as a result of such delay in payment.
Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close
U.S. government securities business day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Business day convention:	Following
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	17291W5S6 / US17291W5S61
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue price	Underwriting fee(1)	Proceeds to issuer(2)
Per note:	$1,000.00	$50.00	$950.00
Total:	$464,000.00	$23,200.00	$440,800.00

(1) CGMI will receive an underwriting fee of up to $50.00 per note sold in this offering.  The total underwriting fee and proceeds to issuer in the table above give effect to the actual total underwriting fee. You should refer to “Risk Factors” and “General Information—Fees and selling concessions” in this pricing supplement for more information. In addition to the underwriting fee, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(2) The per note proceeds to issuer indicated above represent the minimum per note proceeds to issuer for any note, assuming the maximum per note underwriting fee. As noted above, the underwriting fee is variable.

Investing in the notes involves risks not associated with an investment in conventional fixed rate debt securities. See “Risk Factors” beginning on page PS-3. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink below:

Prospectus Supplement and Prospectus each dated February 25, 2026

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

Hypothetical Calculations of the Interest Rate During the Floating Rate Period

The following table presents examples of the hypothetical interest rate applicable to an interest period during the floating rate period based on various hypothetical levels of the 10-year CMT rate on the applicable interest determination date. The actual interest rate applicable to any interest period during the floating rate period will depend on the actual level of the 10-year CMT rate on the interest determination date for that interest period. The applicable interest rate for each interest period during the floating rate period will be determined on a per annum basis but will apply only to that interest period. The figures below have been rounded for ease of analysis.

Hypothetical 10-Year CMT Rate on Interest Determination Date	Hypothetical Interest Rate per Annum*
0.00%	20.00%
1.00%	20.00%
2.00%	20.00%
3.00%	20.00%
3.25%	20.00%
3.50%	19.00%
3.75%	16.50%
4.00%	14.00%
4.25%	11.50%
4.50%	9.00%
4.75%	6.50%
5.00%	4.00%
5.25%	1.50%
5.50%	0.00%
5.75%	0.00%
6.00%	0.00%
7.00%	0.00%
8.00%	0.00%
9.00%	0.00%

_______________________________

* The hypothetical interest rate per annum applicable to an interest period during the floating rate period is equal to (i) 54.00% minus (ii) 10.00 times the 10-year CMT rate on the interest determination date for that interest period, subject to a minimum interest rate of 0.00% per annum and a maximum interest rate of 20.00% per annum.

PS-2

Citigroup Global Markets Holdings Inc.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally. We also urge you to consult your investment, legal, tax, accounting and other advisors in connection with your investment in the notes.

▪	After the first year, the notes will pay interest at a floating rate that may be as low as 0% on one or more interest payment dates. The rate at which the notes will bear interest during each interest period after the first year will be equal to (i) 54.00% minus (ii) 10.00 times the 10-year CMT rate on the interest determination date for that interest period, subject to a minimum interest rate of 0.00% per annum and a maximum interest rate of 20.00% per annum. As a result, the interest payable on the notes during the floating rate period will vary inversely, and on a leveraged basis, with fluctuations in the 10-year CMT rate, subject to the minimum and maximum interest rate. It is impossible to predict whether the 10-year CMT rate will rise or fall or the amount of interest payable on the notes. After the first year, you may not receive any interest on the notes for an extended period of time or even throughout the remaining term of the notes. As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of ours (guaranteed by Citigroup Inc.) of comparable maturity.

▪	The interest rate on the notes is subject to a cap. As a result, the notes may pay interest at a lower rate than an alternative instrument that is not so capped.

▪	During the floating rate period, the interest rate payable on the notes will be inversely related to the 10-year CMT rate on a leveraged basis. During the floating rate period, the interest rate payable on the notes for an interest period will be inversely related on a leveraged basis to the 10-year CMT rate on the applicable interest determination date, which means that the interest rate on the notes generally will benefit on a 10-to-1 basis from decreases in the 10-year CMT rate and will be adversely affected on a 10-to-1 basis by increases in the 10-year CMT rate. In addition, because the notes provide inverse exposure to the 10-year CMT rate, if an increase in interest rates generally causes the 10-year CMT rate to increase during an interest period during the floating rate period, the present value of the notes will fall faster than the present value of a fixed rate note.

▪	The total amount of interest payable with respect to each interest period during the floating rate period will not be known until near the end of the interest period. The total amount of interest payable with respect to each interest period during the floating rate period will not be known until near the end of such interest period. As a result you will not know the total amount of interest payable with respect to each such interest period until shortly prior to the related interest payment date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each such interest payment date.

▪	The notes may be redeemed at our option, which limits your ability to accrue interest over the full term of the notes. We may redeem the notes, in whole but not in part, on any redemption date, upon not less than five business days’ notice. In the event that we redeem the notes, you will receive the principal amount of the notes and any accrued and unpaid interest to but excluding the applicable redemption date. In this case, you will not have the opportunity to continue to accrue and be paid interest to the maturity date of the notes.

▪	Market interest rates at a particular time will affect our decision to redeem the notes. It is more likely that we will call the notes for redemption prior to their maturity date at a time when the interest rate on the notes is greater than that which we would pay on a comparable debt security of ours with a maturity comparable to the remaining term of the notes. Consequently, if we redeem the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

▪	An investment in the notes may be more risky than an investment in notes with a shorter term. By purchasing notes with a relatively long term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise, because the likelihood that we will redeem your notes will decrease and the interest rate on the notes may be less than the amount of interest you could earn on other investments with a similar level of risk available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., and any actual or perceived changes to the creditworthiness of either entity may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of the creditworthiness of Citigroup Global Markets Holdings Inc. or Citigroup Inc. Any decline, or anticipated decline, in the credit ratings of either entity, or any increase, or anticipated increase, in the credit spreads of either entity, is likely to adversely affect the value of the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at

PS-3

Citigroup Global Markets Holdings Inc.

all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity.  Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “General Information—Temporary adjustment period” in this pricing supplement.

▪	Our offering of the notes does not constitute a recommendation to invest in an instrument linked to the 10-year CMT rate. You should not take our offering of the notes as an expression of our views about how the 10-year CMT rate will perform in the future or as a recommendation to invest in any instrument linked to the 10-year CMT rate, including the notes. As we are part of a global financial institution, our affiliates may, and often do, have positions, and may publish research or express opinions, that in each case conflict with an investment in the notes. You should undertake an independent determination of whether an investment in the notes is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

▪	Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity or redemption. If you are able to sell your notes in the secondary market prior to maturity or redemption, you are likely to receive less than the stated principal amount of the notes.

▪	The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which CGMI may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price since the issue price of the notes includes, and secondary market prices are likely to exclude, any underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by CGMI, as a result of dealer discounts, mark-ups or other transaction costs.

▪	The price at which you may be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. A number of factors will influence the value of the notes in any secondary market that may develop and the price at which CGMI may be willing to purchase the notes in any such secondary market, including: the level and volatility of the 10-year CMT rate, interest rates in the market, the time remaining to maturity of the notes, hedging activities by our affiliates, any fees and projected hedging fees and profits, expectations about whether we are likely to redeem the notes and any actual or anticipated changes in the credit ratings, financial condition and results of either Citigroup Global Markets Holdings Inc. or Citigroup Inc. The value of the notes will vary and is likely to be less than the issue price at any time prior to maturity or redemption, and sale of the notes prior to maturity or redemption may result in a loss.

▪	The 10-year CMT rate may be affected by our or our affiliates’ hedging and other trading activities. We expect to hedge our obligations under the notes through CGMI or other of our affiliates, who may take positions in the Treasury securities from which the 10-year CMT rate is ultimately derived and may adjust such positions during the term of the notes. We or our counterparties may also adjust this hedge during the term of the notes, which may involve, among other things, our counterparties purchasing or selling such Treasury securities. This hedging activity during the term of the notes could affect the 10-year CMT rate in a way that adversely affects your payments on the notes. This hedging activity may present a conflict of interest between your interests as a holder of the notes and the interests we and/or our counterparties, which may be our affiliates, have in executing, maintaining and adjusting hedging transactions. These hedging activities could also affect the price, if any, at which CGMI may be willing to purchase your notes in a secondary market transaction.

CGMI and other of our affiliates may also trade the Treasury securities from which the 10-year CMT rate is ultimately derived on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. As with our or our affiliates’ hedging activity, this trading activity could affect the 10-year CMT rate in a way that adversely affects the performance of the notes.

It is possible that these hedging or trading activities could result in substantial returns for our affiliates while the value of the notes declines.

▪	The manner in which the 10-year CMT rate is calculated may change in the future, which could adversely affect the value of the notes. The method by which the 10-year CMT rate is calculated may change in the future, as a result of governmental actions, actions by the publisher of the 10-year CMT rate or otherwise. We cannot predict whether the method by which the 10-year CMT rate is calculated will change or what the impact of any such change might be. Any such change could affect the 10-year CMT rate in a way that has a significant adverse effect on the notes.

▪	The 10-year CMT rate may be determined by the calculation agent in good faith using its reasonable judgment. If, on any date of determination, the 10-year CMT rate is not published (subject to a discontinuance as described below), then the 10-year CMT rate on that day will be determined by the calculation agent in good faith and using its reasonable judgment. The 10-year

PS-4

Citigroup Global Markets Holdings Inc.

CMT rate determined in this manner and used in the determination of any amounts payable on the notes may be different from the 10-year CMT rate that would have been published by the administrator of the 10-year CMT rate.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. If certain events occur, Citibank, N.A., as calculation agent, will be required to make certain discretionary judgments that could significantly affect any payment owed to you under the notes. Such judgments could include, among other things, determining the 10-year CMT rate under the circumstances described herein, selecting a successor rate if the 10-year CMT rate is discontinued and, if no successor rate is selected, calculating the 10-year CMT rate in good faith and using its reasonable judgment. Any of these determinations made by Citibank, N.A. in its capacity as calculation agent may adversely affect any payment owed to you under the notes.

Additional Terms of the Notes

Determination of the 10-Year CMT Rate

The 10-year CMT rate on any U.S. government securities business day is the yield for Treasury securities at “constant maturity” for the 10-year designated maturity as published by the Federal Reserve System Board of Governors, or its successor, on its website or in another recognized electronic source for that day, as determined by the calculation agent in its sole discretion. If such rate does not appear on the website of the Federal Reserve System Board of Governors or in another recognized electronic source by 5:00 p.m. (New York City time) on the first U.S. government securities business day following the relevant U.S. government securities business day that is a date of determination, then the 10-year CMT rate for the relevant date of determination will be the yield for Treasury securities at “constant maturity” for the 10-year designated maturity that (a) has been published by the Board of Governors of the Federal Reserve System or the U.S. Department of the Treasury; and (b) is determined by the calculation agent to be comparable to the applicable rate that would otherwise have been published on the website of the Federal Reserve System Board of Governors or in another recognized electronic source for such date of determination, in each case as determined by the calculation agent in its sole discretion. If the 10-year CMT rate is not published on any U.S. government securities business day on which such rate is required (subject to “—Discontinuance of the 10-year CMT Rate” below), then the 10-year CMT rate for that date will be determined by the calculation agent in good faith and using its reasonable judgment.

Discontinuance of the 10-year CMT Rate

If the calculation and publication of the 10-year CMT rate is permanently canceled, then the calculation agent may identify an alternative rate that it determines, in its sole discretion, represents the same or a substantially similar measure or benchmark as the 10-year CMT rate, and the calculation agent may deem that rate (the “successor rate”) to be the 10-year CMT rate. Upon the selection of any successor rate by the calculation agent pursuant to this paragraph, references in this pricing supplement to the original 10-year CMT rate will no longer be deemed to refer to the original 10-year CMT rate and will be deemed instead to refer to that successor rate for all purposes. In such event, the calculation agent will make such adjustments, if any, to any value of the 10-year CMT rate that is used for purposes of the notes and to any other terms of the notes as it determines are appropriate in the circumstances. Upon any selection by the calculation agent of a successor rate, the calculation agent will cause notice to be furnished to us and the trustee.

If the calculation and publication of the 10-year CMT rate is permanently canceled and no successor rate is chosen as described above, then the calculation agent will calculate the value of the 10-year CMT rate on each subsequent date of determination in good faith and using its reasonable judgment. Such value, as calculated by the calculation agent, will be the 10-year CMT rate for all purposes.

Notwithstanding these alternative arrangements, the cancellation of the 10-year CMT rate may adversely affect payments on, and the value of, the notes.

PS-5

Citigroup Global Markets Holdings Inc.

General Information
Temporary adjustment period:	For a period of approximately six months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the six-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”
U.S. federal income tax considerations:

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the notes should be treated as debt for U.S. federal income tax purposes. Based on current market conditions, we intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion is based on this treatment.

If you are a U.S. Holder (as defined in the accompanying prospectus supplement), you will be required to recognize interest income at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Although it is not clear how the comparable yield should be determined for notes that may be redeemed before maturity, our determination of the comparable yield is based on the maturity date. We are required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.  The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the notes as determined under the projected payment schedule.

We have determined that the comparable yield for a note is a rate of 8.341%, compounded quarterly, and that the projected payment schedule with respect to a note consists of the following payments (subject to the applicable business day convention).

June 30, 2026	$30.000	June 30, 2031	$18.886	June 30, 2036	$18.628	June 30, 2041	$21.069
September 30, 2026	$30.000	September 30, 2031	$18.799	September 30, 2036	$18.651	September 30, 2041	$21.273
December 31, 2026	$30.000	December 31, 2031	$18.719	December 31, 2036	$18.685	December 31, 2041	$21.463
March 31, 2027	$30.000	March 31, 2032	$18.631	March 31, 2037	$18.691	March 31, 2042	$21.613
June 30, 2027	$22.117	June 30, 2032	$18.567	June 30, 2037	$18.694	June 30, 2042	$21.766
September 30, 2027	$21.843	September 30, 2032	$18.531	September 30, 2037	$18.774	September 30, 2042	$21.905
December 31, 2027	$21.613	December 31, 2032	$18.514	December 31, 2037	$18.858	December 31, 2042	$22.035
March 31, 2028	$21.236	March 31, 2033	$18.467	March 31, 2038	$18.923	March 31, 2043	$22.145
June 30, 2028	$20.882	June 30, 2033	$18.491	June 30, 2038	$18.976	June 30, 2043	$22.250
September 30, 2028	$20.617	September 30, 2033	$18.490	September 30, 2038	$19.119	September 30, 2043	$22.337
December 31, 2028	$20.425	December 31, 2033	$18.477	December 31, 2038	$19.265	December 31, 2043	$22.422
March 31, 2029	$20.222	March 31, 2034	$18.489	March 31, 2039	$19.385	March 31, 2044	$22.497
June 30, 2029	$20.025	June 30, 2034	$18.488	June 30, 2039	$19.517	June 30, 2044	$22.587
September 30, 2029	$19.841	September 30, 2034	$18.508	September 30, 2039	$19.707	September 30, 2044	$22.649
December 31, 2029	$19.676	December 31, 2034	$18.545	December 31, 2039	$19.891	December 31, 2044	$22.699
March 31, 2030	$19.478	March 31, 2035	$18.543	March 31, 2040	$20.076	March 31, 2045	$22.777
June 30, 2030	$19.352	June 30, 2035	$18.561	June 30, 2040	$20.241	June 30, 2045	$22.846
September 30, 2030	$19.221	September 30, 2035	$18.590	September 30, 2040	$20.468	September 30, 2045	$22.908
December 31, 2030	$19.117	December 31, 2035	$18.621	December 31, 2040	$20.686	December 31, 2045	$22.990
March 31, 2031	$19.000	March 31, 2036	$18.606	March 31, 2041	$20.861	March 31, 2046	$1,023.075

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

Upon the sale or exchange of the notes (including retirement upon early redemption or at maturity), you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest income previously included on the notes (without regard to the adjustments described above) and decreased by prior payments according to the projected payment schedule. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior net interest inclusions on the note and as capital loss thereafter.

PS-6

Citigroup Global Markets Holdings Inc.

Non-U.S. Holders. Subject to the discussion in “United States Federal Tax Considerations” in the accompanying prospectus supplement, under current law Non-U.S. Holders (as defined in the accompanying prospectus supplement) generally will not be subject to U.S. federal withholding or income tax with respect to interest paid on and amounts received on the sale, exchange or retirement of the notes if they comply with applicable certification requirements. Special rules apply to Non-U.S. Holders whose income on the notes is effectively connected with the conduct of a U.S. trade or business or who are individuals present in the United States for 183 days or more in a taxable year.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as trustee under an indenture dated March 8, 2016) will serve as trustee for the notes.
Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates involves trading in one or more instruments, such as options, swaps and/or futures, based on the 10-year CMT rate or other interest rates and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging and may include adjustments to such positions during the term of the notes. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Global Markets Holdings Inc.’s affiliate, CGMI, may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:	Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.
Fees and selling concessions:

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $50.00 for each note sold in this offering. The actual underwriting fee will be equal to up to $50.00 for each note sold by CGMI directly to the public and will otherwise be equal to the selling concession provided to selected dealers, as described in this paragraph. CGMI will pay selected dealers a selling concession of up to $50.00 for each note they sell.

Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Supplemental information regarding plan of distribution; conflicts of interest:

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Global Markets Holdings Inc., Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

In order to hedge its obligations under the notes, Citigroup Global Markets Holdings Inc. has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “General Information—Use of proceeds and hedging” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Calculation agent:	Citibank, N.A., an affiliate of Citigroup Global Markets Holdings Inc., will serve as calculation agent for the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup

PS-7

Citigroup Global Markets Holdings Inc.

Global Markets Holdings Inc., Citigroup Inc. and the holders of the notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.
Paying agent:	Citibank, N.A.
Contact:	Clients may contact their local brokerage representative.

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the cover page of this pricing supplement.

Determination of Interest Payments

The amount of the interest payment payable with respect to each interest payment date (including any applicable redemption date) will equal (i) the stated principal amount of the notes multiplied by the interest rate per annum in effect during the applicable interest period, multiplied by (ii) day count fraction, where day count fraction will be calculated based on the following formula:

where:

“Y1” is the year, expressed as a number, in which the first day of the interest period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the interest period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the interest period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the interest period falls;

“D1” is the first calendar day, expressed as a number, of the interest period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the interest period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

The per annum interest rate applicable to each interest period during the floating rate period will be equal to (i) 54.00% minus (ii) 10.00 times the 10-year CMT rate on the interest determination date for that interest period, subject to a minimum interest rate of 0.00% per annum and a maximum interest rate of 20.00% per annum.

PS-8

Citigroup Global Markets Holdings Inc.

Information About the 10-Year CMT Rate

The 10-year CMT rate is published by the Board of Governors of the Federal Reserve System. The constant maturity Treasury rate for a designated maturity (e.g., 10 years) is intended to be indicative of the bond equivalent yield of a U.S. Treasury security having a remaining term to maturity equivalent to such designated maturity. The constant maturity Treasury rate as of any business day is derived from the daily yield curve of outstanding Treasury securities calculated by the U.S. Treasury. This yield curve, which relates the yield on a security to its time to maturity, is based on the over-the-counter market bid price quotations (not actual transactions) on the most recently auctioned Treasury securities and an interpolation methodology to interpolate yields between Treasury securities of different remaining terms to maturity. Such yields are calculated from composites of quotations reported by leading U.S. government securities dealers, which may include the calculation agent or other affiliates of Citigroup.  The constant maturity Treasury rate for a 10-year designated maturity is the yield that is indicated at the 10-year point on this yield curve. The yield curve determined in this manner provides a theoretical yield for a Treasury security having a remaining term of, for example, 10 years to maturity, even if no outstanding Treasury security has as of such date exactly 10 years remaining to maturity.  The constant maturity Treasury rate represents a "bond equivalent yield" for a bond that pays semiannual interest, which is expressed on a simple annualized basis.  As such, the constant maturity Treasury rate is not an annualized percentage yield, which would include the effect of compounding.

The Board of Governors of the Federal Reserve System currently publishes the 10-year CMT rate daily on its website.  Information contained in the publication page for the 10-year CMT rate is not incorporated by reference in, and should not be considered part of, this pricing supplement.

Historical Information

The 10-year CMT rate was 4.44% on March 27, 2026.

The graph below shows the daily value of the 10-year CMT rate from January 4, 2016 to March 27, 2026. We obtained the values below from Bloomberg L.P., without independent verification. You should not take the historical values of the 10-year CMT rate as an indication of the future values of the 10-year CMT rate during the term of the notes.

Historical 10-Year CMT Rate January 4, 2016 to March 27, 2026

PS-9

Citigroup Global Markets Holdings Inc.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Global Markets Holdings Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Global Markets Holdings Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Global Markets Holdings Inc. and Citigroup Inc., respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (x) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (y) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, except that such counsel expresses no opinion as to (i) any law, rule or regulation that is applicable to Citigroup Global Markets Holdings Inc. or Citigroup Inc., the indenture, the notes, the related guarantee (together with the indenture and the notes, the “Documents”) or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate or (ii) any law, rule or regulation relating to national security.

In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated February 25, 2026, which has been filed as an exhibit to the Registration Statement on Form S-3 by Citigroup Global Markets Holdings Inc. and Citigroup Inc. on February 25, 2026, that the Documents have been duly authorized, executed, authenticated (if applicable) and delivered by, and are each a valid, binding and enforceable agreement of, each party thereto (other than as expressly covered above in respect of Citigroup Global Markets Holdings Inc. and Citigroup Inc.) and that the terms of the notes and the issuance, execution, delivery and performance by Citigroup Global Markets Holdings Inc. and Citigroup Inc. of the notes and the related guarantee do not contravene, or constitute a default under, any judgment, injunction, order or decree or any agreement or other instrument binding upon Citigroup Global Markets Holdings Inc. or Citigroup Inc.

Additional Information

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

© 2026 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

PS-10